Exhibit 99.1

CoolBrands International Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended May 31, 2007.

CoolBrands International Inc.
Consolidated Balance Sheets
As at May 31, 2007 and August 31, 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)
	May 31, 2007	August 31, 2006
Assets		(reclassified for comparative purposes - see Note 1)

Current assets:
Cash and short-term investments	$63,467	$393
Receivables, net	308	-
Income taxes recoverable	-	11,000
Prepaid expenses	211	102
Current assets of discontinued operations (Note 3)	9,617	44,090

Total current assets	73,603	55,585

Restricted cash	364	-

Non-current assets of discontinued operations (Note 3)	1,424	68,240

Property, plant and equipment	61	457

Assets subject to bankruptcy proceeding (Note 5)	7,014	35,066

Intangible and other assets	833	712

Goodwill	488	488

Total assets	$83,787	$160,548

Liabilities and Shareholders’ Equity

Current liabilities:
Secured notes payable to a related company (Note 4)	$8,673	$-
Notes payable in default	-	10,077
Notes payable of majority owned subsidiary in default	-	23,501
Accounts payable	5,317	8,735
Accrued liabilities	3,604	4,293
Current liabilities of discontinued operations (Note 3)	12,001	45,224
Income taxes payable	654	140
Other liabilities	4,769	4,287

Total current liabilities	35,018	96,257

Long-term debt, including obligations under capital leases	278	348

Non-current liabilities of discontinued operations (Note 3)	-	825

Deferred income taxes	2,161	2,000

Total liabilities	37,457	99,430

Commitments and contingencies

Shareholders’ Equity:
Capital stock	97,804	97,804
Additional paid-in-capital	40,581	38,812
Accumulated other comprehensive loss	-	(1,464)
Accumulated deficit	(92,055)	(74,034)

Total shareholders’ equity	46,330	61,118

	$83,787	$160,548

CoolBrands International Inc.
Consolidated Statements of Operations
For the three and nine months ended May 31, 2007 and 2006

(Unaudited)
(Amounts expressed in thousands of U.S. dollars, except for per share data)
	For the three months ended		For the nine months ended

	May 31, 2007	May 31, 2006 (reclassified for comparative purposes - see Note 1)	May 31, 2007 (reclassified for comparative purposes - see Note 1)	May 31, 2006 (reclassified for comparative purposes - see Note 1)

Net revenues:
Net sales	$-	$19,877	$-	$53,757
Interest and other income	964	180	1,953	767
Total net revenues	964	20,057	1,953	54,524

Cost of goods sold	-	21,928	-	60,376
Selling, general and administrative expenses	853	2,302	4,731	6,959
Interest expense	261	737	1,919	1,958
Loss on foreign exchange	5,766	315	5,766	174
Provision for impairment	-	-	725	-
Total expenses	6,880	25,282	13,141	69,467
Loss from continuing operations before income taxes and minority interest	(5,916)	(5,225)	(11,188)	(14,943)

Minority interest	-	(1,525)	-	(5,185)

Net loss from continuing operations	(5,916)	(3,700)	(11,188)	(9,758)

Discontinued operations:

Loss from discontinued operations	(29)	(8,114)	(12,551)	(14,818)
Gain on sale of discontinued operations	3,069	-	5,718	406
Net income (loss) from discontinued operations	3,040	(8,114)	(6,833)	(14,412)
Net loss	$(2,876)	$(11,814)	$(18,021)	$(24,170)

Per share data:
Income (loss) per share (basic and diluted):
Continuing operations	$(0.10)	$(0.07)	$(0.20)	$(0.17)
Discontinued operations	0.05	(0.14)	(0.12)	(0.26)
	$(0.05)	$(0.21)	$(0.32)	$(0.43)

Weighted average shares outstanding:

Shares used in per share calculation - basic	56,075	56,068	56,075	56,038
Shares used in per share calculation - diluted	56,075	56,068	56,075	56,038

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity
For the nine months ended May 31, 2007

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)
	Capital stock	Additional paid-in-capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118

Comprehensive loss:

Net loss				(18,021)	(18,021)

Other comprehensive loss, net of income taxes:
Currency translation adjustment to February 28, 2007			(1,348)		(1,348)
Reversal of currency translation adjustment account (Note 1)			2,812		2,812

Total comprehensive loss					(16,557)

Fair value of warrants granted for services		1,764			1,764

Stock-based compensation expense		5			5

Balance at May 31, 2007	$97,804	$40,581	$-	$(92,055)	$46,330

CoolBrands International Inc.
Consolidated Statements of Cash Flows
For the three and nine months ended May 31, 2007

(Unaudited)
(Amounts expressed in thousands of U.S. dollars)
	For the three months ended	For the nine months ended

	May 31, 2007	May 31, 2007 (Reclassified for comparative purposes - see Note 1)
Cash provided by (used in):
Operating activities:
Net loss	$(2,876)	$(18,021)
Adjustments to reconcile net loss to net cash flows from operating activities
Net loss from discontinued operations	29	12,551
Gain on sale of discontinued operations	(3,069)	(5,718)
Provision for asset impairment	-	725
Depreciation and amortization	1	396
Stock-based compensation expense	-	5
Fair value of warrants issued for services	-	1,764
Cash effect of changes from continuing operations:
Receivables	(109)	(308)
Income taxes recoverable	11,000	11,000
Prepaid expenses	(201)	(109)
Accounts payable	94	(3,418)
Accrued liabilities	68	(689)
Income taxes payable	648	514
Other assets, including assets subject to bankruptcy proceeding	-	14,931
Other liabilities	360	482
Cash provided by operating activities	5,945	14,105
Cash provided by investing activities	-	-
Financing activities:
Change in revolving line of credit, secured	-	(10,077)
Repayment of long-term debt	-	(70)
Repayment of notes payable to majority owned subsidiary		(1,828)
Increase (decrease) in restricted cash	500	(364)
Cash provided by (used in) financing activities	500	(12,339)
Effect of foreign currency translation on cash balances	2,910	1,625
Cash flows provided by (used in) discontinued operations
Loss from discontinued operations	(29)	(12,551)
Operating activities	(5,602)	(8,346)
Investing activities	4,641	80,580
Cash provided by (used in) discontinued operations	(990)	59,683
Increase in cash and cash equivalents	8,365	63,074
Cash and cash equivalents - beginning of period	55,102	393
Cash and cash equivalents - end of period	$63,467	$63,467
Non-cash financing activities:
Reduction in book value of assets subject to bankruptcy proceeding	$13,000	$13,000
Payment by bankruptcy trustee to 2118769 Ontario Inc.	(13,000)	(13,000)
Purchase of indebtedness by 2118769 Ontario Inc.	-	21,407
Payment of expenses in connection with purchase of indebtedness by 2118769 Ontario Inc.	-	267

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

1.            Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements.  The financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company’s audited financial statements for the year ended August 31, 2006. The significant accounting policies follow those disclosed in the most recently reported annual financial statements, except that the Company has changed its method of accounting for its investments in subsidiaries as a result of determining that, effective April 1, 2007, the foreign subsidiaries should be treated as integrated subsidiaries for accounting purposes. Prior to March 31, 2007, the Company’s foreign subsidiaries were considered to be self-sustaining subsidiaries. The closure of the Company’s offices in the United States and the sale of the majority of the Company’s U.S. operations has caused management to consider the foreign subsidiaries to be an integral part of the Canadian operations. This change in accounting policy results in the elimination of the deferral of foreign exchange losses in the Currency Translation Account and the inclusion in the income statement of the loss from foreign exchange on converting the U.S. denominated assets and liabilities into Canadian dollars prior to reporting the amounts in U.S. dollars in these financial statements.

Certain amounts have been reclassified in the August 31, 2006 balance sheet and the May 31, 2006 statements of operations to conform to the discontinued operations presentation used at May 31, 2007. In addition, the results of operations for the six months to February 28, 2007 have also been reclassified. Also, as a result of the significant change in the nature of the Company’s operations and the discontinued operations reclassifications, the comparative figures for the Statement of Cash Flows have not been presented.

2.	Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.	Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction.  International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s Chairman, President and CEO.  Aaron Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The operating results of the franchising and licensing segment were included in net loss from discontinued operations in the consolidated statement of operations for the three and nine months ended May 31, 2006.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CoolBrands Dairy Inc. (“CBD”), its yogurt segment and began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, of which $7,500 was paid in cash and $750 was placed in escrow subject to collection of certain accounts receivable. The Company recorded a gain on the sale of $1,679 in its financial statements for the three months ended November 30, 2006.  The assets and liabilities of Value America have been classified as assets and liabilities of discontinued operations held for sale on the balance sheet as of May 31, 2007 and August 31, 2006, and the components of its operating results have been included in net income (loss) from discontinued operations on the consolidated statements of operations and the components of cash flows as net cash flows from discontinued operations on the consolidated statements of cash flows for the nine months ended May 31, 2007.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Pie Frozen Distribution Inc. (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets sold, net of the liabilities assumed by an unaffiliated third party.  The transaction closed on November 17, 2006. The assets and liabilities of EPFD have been classified as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of May 31, 2007 and August 31, 2006, and the components of operating results of EPFD have been included in net income (loss) from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the nine months ended May 31, 2007.

On January 30, 2007, the Company consummated the sale of 100% of the issued and outstanding stock of CBD, which included the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company received cash of $45,000, a note of $5,000 and warrants. The Company recorded a loss on impairment of $5,428 in fiscal 2006 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The net assets and liabilities of CBD have been classified as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets as of May 31, 2007 and August 31, 2006 and the components of operating results have been included in net loss from discontinued operations on the consolidated statements of operations and its cash flows as cash flows from discontinued operations on the consolidated statements of cash flows for the nine months ended May 31, 2007.

On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestle S.A., for a purchase price of approximately $19,925. The Company utilized a portion of the proceeds to pay off the Corporate Credit Facility (see Note 4). The assets and liabilities of the foodservice segment have been classified as assets and liabilities of discontinued operations held for sale on the consolidated balance sheets at May 31, 2007 and August 31, 2006 and the results of operations and cash flows have been included in net income (loss) from discontinued operations and cash flows from discontinued operations on the statement of operations and statement of cash flows for the nine months ended May 31, 2007.

On April 1, 2007, the Company sold through its subsidiaries CoolBrands Manufacturing Inc. and Integrated Brands, Inc. its Whole Fruit and Fruit-a-Freeze assets for cash proceeds of approximately $4,600. The results of operations and cash flows relating to this business have been included in net income from discontinued operations and the gain on sale resulting from the sale has been included in gain on sale of discontinued operations on the statement of operations and statement of cash flows for the three and nine months ended May 31, 2007.

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

As a result of the closure of the Company’s remaining office in Ronkonkoma, New York on March 31, 2007, the Company has reclassified all additional U.S. operations not specifically discussed above as discontinued operations.

4.	Related party transactions

As of August 31, 2006, the Company had $10,077 outstanding under a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”) and Americana Foods Limited Partnership (“Americana Foods”) had $23,501 outstanding under a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (in the aggregate, the “Americana Loan Facility”). The amounts outstanding under the two facilities at August 31, 2006 were included in its current liabilities as notes payable in default and notes payable of majority owned subsidiary in default on the balance sheet at August 31, 2006.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and reflected all of its bank debt as current liabilities. In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all amounts outstanding under the Americana Loan Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November 2006, 2118769 Ontario Inc. (“2118769”), a company controlled by Michael Serruya, the Chairman, President and CEO of the Company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana Foods debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. In March 2007, the trustee made an initial payment to 2118769 of $13,000. To the extent that the proceeds from the liquidation are not sufficient to pay 2118769, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility.  In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. In February 2007 the letter of credit was cancelled. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007.  The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off in full the Corporate Credit Facility.

Mr. Serruya received warrants to purchase 5.5 million subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant.  The warrants issued by the Company in connection with this transaction were valued at $1,764 ($1,980 Cdn) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate. The expense related to the warrants was included in selling, general and administrative expense in the first quarter of fiscal 2007.

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

5.	Americana Foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts.  Americana Foods generated losses in each year of its operations.  In April 2006, the Company refinanced the debt of Americana Foods, under the Americana Loan Facility, as discussed in the Related party transactions note, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. The operations of Americana Foods up to its closing in October 2006 are included in loss from continuing operations. The assets of Americana Foods are included in Assets subject to bankruptcy proceeding based upon the estimated fair value, which totaled $7,014 and the liabilities including amounts payable to 2118769 are recorded at their historic value, which totaled $18,595 at May 31, 2007. Additionally, Americana Foods generated a net loss of $(1,309) in the first quarter of fiscal 2007  as compared to a loss of $(3,507) in the first quarter of fiscal 2006 which are included in continuing operations.  (See Note 4, “Related party transactions,” and Note 6, “Litigation.”).

Because generally accepted accounting principles do not permit classifying Americana Foods as a discontinued operation, the Company has provided the following pro forma balance sheet removing the assets and liabilities of Americana Foods. Management has provided this pro forma information due to a loss of control over the subsidiary as a result of the aforementioned bankruptcy filing. The pro forma column reflects the reclassification of the assets, liabilities and accumulated deficit of Americana Foods as consolidated in the balance sheet as at May 31, 2007 and August 31, 2006.

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

5.            Americana Foods (continued)

	May 31, 2007	Pro forma adjustment	May 31, 2007 Pro forma	August 31, 2006 Pro forma
Assets

Current assets:
Cash	$63,467		$63,467	$393
Restricted cash	364		364	-
Receivables, net	308		308	-
Income taxes recoverable	-		-	11,000
Prepaid expenses	211		211	102
Current assets of discontinued operations held for sale	9,617		9,617	44,090

Total current assets	73,967		73,967	55,585

Non-current assets of discontinued operations held for sale	1,424		1,424	68,240

Property, plant and equipment	61		61	457

Book value of assets subject to Americana bankruptcy	7,014		7,014	35,066

Intangible and other assets	833		833	712

Goodwill	488		488	488

	$83,787	-	$83,787	$160,548

Liabilities and Shareholders’ Equity
Current liabilities:
Secured notes payable to a related company	$8,673	(8,673)	$-	$-
Notes payable in default	-		-	10,077
Notes payable of majority owned subsidiary in default	-		-	-
Accounts payable	5,317	(5,223)	94	-
Accrued liabilities	3,604	(3,399)	205	338
Current liabilities of discontinued operations held for sale	12,001		12,001	45,224
Income taxes payable	654		654	140
Other liabilities	4,769	(1,300)	3,469	4,287
Current liabilities of Americana Foods		18,595	18,595	36,191

Total current liabilities	35,018	-	35,018	96,257

Obligations under capital leases	278		278	348

Non-current liabilities of discontinued operations held for sale	-		-	825

Deferred income taxes	2,161		2,161	2,000

Total liabilities	37,457		37,457	99,430

Shareholders’ Equity:

Capital stock	97,804		97,804	97,804
Additional paid-in-capital	40,581		40,581	38,812
Accumulated other comprehensive loss	-		-	(1,464)
Accumulated deficit	(92,055)	11,581	(80,474)	(63,881)
Deficit of Americana Foods		(11,581)	(11,581)	(10,153)

Total shareholders’ equity	46,330	-	46,330	61,118

	$83,787	-	$83,787	$160,548

CoolBrands International Inc.
Notes to Consolidated Interim Financial Statements
May 31, 2007 and 2006
(Unaudited)

(Amounts are expressed in thousands of U.S. dollars)

6.	Litigation

In September 2006, Americana Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, its Integrated Brands subsidiary, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the Americana Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

In addition, the Company is a party to other legal proceedings and disputes which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from these other legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company.

COOLBRANDS INTERNATIONAL INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Tabular amounts expressed in thousands of U.S.dollars, except per share data)

This management’s discussion and analysis (“MD&A”) addresses the results of operations and financial position of CoolBrands International Inc. (“CoolBrands” or the “Company”) for the three and nine months ended May 31, 2007, compared to the three and nine months ended May 31, 2006.  This MD&A is dated July 13, 2007 and has been approved by the Board of Directors of CoolBrands on the recommendation of the Audit Committee.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the related notes, which may be accessed on the Internet at www.sedar.com.  Additional information relating to the Company, including the Company’s Annual Information Form, can also be accessed on the SEDAR website.

Unless otherwise indicated, all financial information herein is prepared in accordance with United States generally accepted accounting principles and all dollar amounts referred to herein are in thousands of United States dollars, except per share data.

The information in this document contains certain forward-looking statements with respect to CoolBrands International Inc., its subsidiaries and affiliates.  These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget" "may", "will", "schedule" and "intend" or similar formulations.  By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting CoolBrands specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements.  These risks and uncertainties include existing and potential litigation involving the Company; fluctuations in consumption of CoolBrands’ products and services;  the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions; the effect on foreign operation of political, economic and regulatory risks; currency risk exposure; the ability to recruit and retain qualified employees; and other risks described from time to time in publicly filed disclosure documents of CoolBrands and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. CoolBrands disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

About CoolBrands International Inc.

Beginning in the latter part of fiscal 2006 and carrying on into fiscal 2007, CoolBrands has been in the process of selling its operating business units in an effort to eliminate operating losses and to raise cash to repay its debt obligations.  The Fiscal 2006 MD&A discusses the sale of the franchising and licensing segment which occurred during Fiscal 2006 and the Company’s decision to sell other businesses including its dairy component segment (Value America), Eskimo Pie Frozen Distribution Inc. (“EPFD”), which was part of the frozen dessert segment, and CoolBrands Dairy Inc. (“CBD”), its yogurt segment.  Accordingly, the Company accounted for these businesses as discontinued operations as of and for the year ended August 31, 2006 and for all comparative periods presented.  The dairy component segment (Value America) and EPFD were sold to unaffiliated third parties during the first quarter of Fiscal 2007.  CBD was sold on January 30, 2007 to an unaffiliated third party.  Additionally, in early Fiscal 2007, the Company began marketing its foodservice segment for sale and on January 24, 2007, sold the foodservice segment to an unaffiliated third party and on April 1, 2007, the Company sold its Whole Fruit and Fruit-A-Freeze operations in its frozen dessert segment. The Company’s Board of Directors is currently evaluating the future direction of the Company.

Comparison of Quarters ended May 31, 2007 and 2006

In the third quarter of Fiscal 2007, the Company operated in the frozen dessert segment (until it was sold on April 1, 2007) and managed the operations of its former foodservice segment under contract with the purchaser of the foodservice business.  The operating results and cash flows of the businesses sold have been reclassified in the third quarter of Fiscal 2007’s statement of operations and statement of cash flows to discontinued operations for comparative purposes.

Sales

Revenue from continuing operations decreased in the third quarter of fiscal 2007 by $19,093 or 95% to $964, compared with $20,057 in the third quarter of Fiscal 2006. For the year to date, revenue from continuing operations decreased by $52,571 to $1,953 compared with $54,254 in the prior year. The decreases were primarily attributable to the closing of the Americana Foods L.P. (“Americana Foods”) plant in October 2006 (Americana Foods was a 50.1% owned subsidiary of the Company).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $1,179, or 58%, from $2,032 in the third quarter of Fiscal 2006 to $853 in the third quarter of Fiscal 2007 due primarily to the closure of the Americana facility in October 2006.

Interest expense

Interest expense was $261 in the third quarter of Fiscal 2007, compared with $737 for the third quarter of Fiscal 2006. The reduction in interest expense was due to the $13 million payment made by the bankruptcy trustee to the secured creditor of the Americana limited partnership.

For the year to date, interest expense was $1,919 compared to $1,958 in the prior year. The increase in interest expense in the early part of the year from the Americana Foods debt was offset in the third quarter by the reduced amount of debt owing to the secured creditor as noted above.

Loss on foreign exchange

As a result of a change in the accounting for the Company’s foreign subsidiaries from self-sustaining operations to integrated operations effective April 1, 2007, the accumulated foreign exchange loss recorded in the Cumulative Translation Adjustment account was reversed and included in foreign exchange loss in the statement of operations for the three months ended May 31, 2007. Also, a foreign exchange loss was recorded in the third quarter of fiscal 2007 on the translation of cash balances held by the Company in U.S. dollars based on the U.S./Canadian dollar exchange rate at May 31, 2007.

Net (loss)

The Company reported a net loss of $(2,876), or $(0.05) per fully diluted share in the third quarter of Fiscal 2007, which was comprised of a net loss from continuing operations of $(5,916), or $(0.10) per fully diluted share and a net gain from discontinued operations of $3,040, or $0.05 per fully diluted share, which included a gain on sale of discontinued operations of $3,069.  The Company recorded a net loss of $(11,814), or $(0.21) per fully diluted share for the third quarter of Fiscal 2006, which was comprised of a loss from continuing operations of $(3,700), or $(0.07) per fully diluted share and a loss from discontinued operations of $(8,114), or $(0.14) per fully diluted share.

For the nine months to May 31, 2007, the Company reported a net loss of $(18,021), or $(0.32) per fully diluted share, which was comprised of a net loss from continuing operations of $(11,188), or $(0.20) per fully diluted share and a net loss from discontinued operations of $(6,833), or $(0.12) per fully diluted share, which included a gain on sale of discontinued operations of $5,718. The Company recorded a net loss of $(24,170), or $(0.43) per fully diluted share for the first nine months of Fiscal 2006, which was comprised of a loss from continuing operations of $(9,758), or $(0.17) per fully diluted share and a loss from discontinued operations of $(14,412), or $(0.26) per fully diluted share.

Summary of quarterly results

As a result of the significant change in the Company’s operations and the resulting classification of the majority of the operations as discontinued, the summary of quarterly results table has not been provided in this management discussion and analysis.

Liquidity

The following sets forth certain measures of liquidity:

	May 31, 2007	August 31, 2006
Cash	$63,467	$393
Working capital	$38,585	$(40,672)
Current ratio	2.10 to 1	0.58 to 1

The increase in the working capital to $38,585 at May 31, 2007 from $(40,672) at August 31, 2006 was primarily due to the proceeds generated by the sale of most of the Company’s operating assets. Proceeds from these sales were used to reduce amounts outstanding under the Corporate Credit Facility, as discussed below in “Transactions with related parties” and the remaining cash funds have been invested by the Company.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows from operating activities of continuing operations

The Company generated cash from operating activities of $5,947 in the third quarter of Fiscal 2007 and $14,105 for the first nine months of Fiscal 2007. The principal source of cash in the current year quarter was the refund of taxes paid from the application of tax losses incurred over the past two years.

Cash flows from investing activities of continuing operations

No cash flow items affecting investing activities were recorded in the third quarter of fiscal 2007. However, a significant non-cash transaction occurred in the quarter when the trustee of the Americana Partnership bankruptcy made a $13,000 payment to the secured creditor of the Partnership.

Cash flows from financing activities of continuing operations

The Company generated $500 from financing activities in the third quarter of fiscal 2007 from the release of restricted cash funds held by the Company’s banker pursuant to the settlement of a letter of credit.

Cash flows from operating activities of discontinued operations

The Company used cash in discontinued operations of $(5,631) in the third quarter of Fiscal 2007 as the reduction in current liabilities of discontinued operations exceeded the reduction in current assets related to discontinued operations.

Cash flows from investing activities of discontinued operations

The Company generated cash from investing operations of discontinued operations of $4,641, which represented proceeds from the sale of the Fruit-A-Freeze and Whole Fruit operations.

Contractual obligations

Since August 31, 2006, CoolBrands’ contractual obligation requirements were reduced as cash generated in the first three quarters of Fiscal 2007 from the sale of most of the Company’s assets was used to reduce amounts outstanding under the Corporate Credit Facility, as discussed  in the section - “Transactions with related parties”, from $10,077 to $nil. Amounts outstanding under the Americana Credit Facility as discussed in the section - “Transactions with related parties” were reduced by $2,094 and then were purchased by 2118769 Ontario Inc. (“2118769”) a company controlled by Michael Serruya, the Chairman, President and Chief Executive Officer of the Company. The Company did not incur any additional obligations in the third quarter of Fiscal 2007.

Capital resources

Both liquidity and working capital improved as a result of the sale of the Fruit-A-Freeze and Whole Fruit operation and the collection of the income taxes recoverable during the quarter. The Company believes it has enough liquidity to fund operations for the foreseeable future.  Additionally, the assets of Americana Foods have been sold by the independent trustee. The Company is currently waiting for the completion of the accounting for the receipts and expenses of the bankruptcy by the trustee. The Company believes that the proceeds from the bankruptcy settlement should be sufficient to repay all or substantially all of the amounts payable to 2118769 and that the excess the Company would be required to fund, if any, is not expected to be significant.

Payment requirements

Payment requirements are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006 and no new obligations have been incurred. The Company has repaid the Corporate Credit Facility and certain assets (Americana Foods) have been sold pursuant to an independent trustee order in bankruptcy to settle the remaining indebtedness.

Risk factors and uncertainties

Risk factors and uncertainties are substantially unchanged from those disclosed in the annual MD&A for Fiscal 2006. The Company believes it has sufficient working capital for the foreseeable future. The Company’s Board of Directors is evaluating opportunities to utilize its cash resources and depending on such decisions the risks and uncertainties of the Company’s operations will evolve.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Transactions with related parties

The nature of transactions with related parties is unchanged from those disclosed in the annual MD&A for Fiscal 2006.

In November 2006, 2118769, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,407, (excluding accrued interest and professional fees totaling $267, which was paid by 2118769) from the lender. 2118769 received a first lien security interest in the assets of Americana Foods.  The Company remains the guarantor of the Americana Foods debt.  The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting.  In March 2007, a payment was made by the bankruptcy trustee to 2118769 of $13,000. To the extent that the proceeds from the liquidation are not sufficient to pay the remaining amount due to 2118769, the Company may be required to make a payment under its guarantee.

In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by 2118769, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base.  Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender.  The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from April 21, 2009 to May 17, 2007.  The Amendment required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule.  At May 31, 2007, there was no amount outstanding under the Corporate Credit Facility and the $5,000 letter of credit has been released by the lender.

Mr. Serruya received warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness as compensation for services.  The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant.  The warrants issued by the Company in connection with this transaction were valued at $1,764 USD ($1,980 Cdn) using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and was expensed by the Company in the first quarter of Fiscal 2007.

Management’s assessment of internal controls

The Company has undergone a significant downsizing and has disposed of or closed down a significant portion of its businesses. Because of the sales of the dairy component segment, the yogurt segment, the foodservice segment and the frozen dessert segment, and the bankruptcy and closing of Americana Foods, the Company’s financial reporting will become less complicated and management is designing processes and procedures appropriate for the organization.  However, because of, among other things, loss of staff, the Company has not completed its assessment of internal controls and may not have implemented the necessary controls to correct any deficiencies that may be identified upon completion of its assessment and documentation of internal controls.

Critical accounting policies

The accounting policies discussed in this section are those that are considered to be particularly critical to an understanding of the Company’s financial statements because their application places the most significant demands on management’s ability to judge the effect of inherently uncertain matters on the Company’s financial results. For all of these policies, management cautions that future events rarely develop exactly as forecast, and management’s best estimates may require adjustment. Management believes that the critical accounting policies are substantially unchanged from those disclosed in the Fiscal 2006 MD&A, except that the Company has changed its method of accounting for its investment in subsidiaries as a result of determining that the foreign subsidiaries are now considered to be integrated subsidiaries. Prior to March 31, 2007, the Company’s foreign subsidiaries were considered to be self-sustaining subsidiaries. As a result of the closure of the Company’s offices in the United States and the sale of the majority of the Company’s U.S. operations, management considers the foreign subsidiaries now to be an integral part of its Canadian operations. The major impact of this change in accounting policy is to eliminate the Currency Translation Account and to reflect in income the gain or loss from foreign exchange on converting U.S. assets and liabilities into Canadian dollars.

Legal matters

CoolBrands is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. CoolBrands evaluates among other things, the degree of probability of an unfavorable outcome and reasonably estimates the amount of the loss. Significant judgment is required in both the determination of the probability and as to whether an exposure can be reasonably estimated. When CoolBrands determines that it is probable that a loss has been incurred, the effect is recorded in the Consolidated Financial Statements. Although the legal outcome of these claims cannot be predicted with certainty, significant changes in legal proceedings and claims or the factors considered in the evaluation of those matters could have a material adverse affect on CoolBrands business, financial condition and results of operation.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

In September 2006, Americana Foods Corporation (“AFC”), the Company’s 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, its Integrated Brands subsidiary, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

The Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands, Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.

Annual Information Form

Additional information relating to CoolBrands including CoolBrands’ Annual Information Form is available on SEDAR at www.sedar.com.

Outstanding share data

As of July 13, 2007, the Company had 56,075 Common Shares. On May 31, 2007 the Company’s subordinate voting shares and multiple voting shares were exchanged for Common Shares. There are also 5,500,000 warrants outstanding.

Outlook

The outlook for the remainder of Fiscal 2007 is substantially unchanged from what was disclosed in the Fiscal 2006 MD&A. The Company has completed the sale of a substantial amount of its businesses. The Company believes it has sufficient working capital to operate for the foreseeable future. The Company’s Board of Directors is currently evaluating the options for the Company.

Responsibility for MD&A

Management is responsible for the preparation of this MD&A, including its reliability and timeliness of information disclosed therein. The Company’s Board of Directors is responsible for approving the MD&A.

The consolidated financial statements for the three and nine months ended May 31, 2007 have not been reviewed by the Company’s independent auditors.

“Michael Serruya”	“Ken MacKenzie”

Michael Serruya President and Chief Executive Officer	Ken MacKenzie Chief Financial Officer

July 13, 2007

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